UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts binding phase of Petrobras Biocombustível

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Rio de Janeiro, September 30, 2020 - Petróleo Brasileiro S.A. – Petrobras, following up on the press release disclosed on August 3, 2020, informs the beginning of the binding phase regarding the sale of its wholly-owned subsidiary Petrobras Biocombustível S.A. (PBIO).

Potential buyers qualified for this phase will receive a process letter with detailed instructions on the divestment process, including guidelines for due diligence and the submission of binding proposals.

This disclosure complies with Petrobras' divestment guidelines and the special regime of asset divestment by federal mixed capital companies, provided for in Decree 9,188/2017.

This transaction is in line with the portfolio strategy optimization and the improvement of the company’s capital allocation, aiming at maximizing value for its shareholders.

About PBIO

PBIO was founded in 2008 and is one of the largest producers of biodiesel in the country with 5.5% of market share in 2019. It has three biodiesel plants located in: (a) Montes Claros, in the state of Minas Gerais, with a production capacity of 167,000 m3/year; (b) Candeias, in the state of Bahia, with a production capacity of 304,000 m3/year, and (c) Quixadá, in the state of Ceará, mothballed, with a production capacity of 109,000 m3/year.

The three plants are capable of using a mixture of up to 5 different raw materials (soy, cotton and palm oil, animal fat and waste oils) to produce biodiesel, capturing advantages of seasonal price dynamics.

This transaction consists of the sale of 100% of Petrobras' shares in PBIO, including the three biodiesel plants, and does not include the sale of PBIO's stake in BSBios Indústria e Comércio de Biodiesel Sul Brasil S.A. (50.0%). As disclosed to the market, on July 10, 2020, PBIO concluded the sale of its 8.4% stake in the company Bambuí Bioenergia S.A. to Turdus Participações S.A.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2020

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer